July 22, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ocular Therapeutix, Inc.

Registration Statement on Form S-1 (SEC File No. 333-196932)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Ocular Therapeutix, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on July 24, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we and the other prospective underwriters have distributed approximately 3,025 copies of the Preliminary Prospectus dated July 11, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MORGAN STANLEY & CO. LLC
COWEN AND COMPANY, LLC

As Representatives

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
Name:	Jon Zimmerman
Title:	Authorized Signatory

By:	COWEN AND COMPANY, LLC

By:	/s/ George Milstein
Name:	George Milstein
Title:	Authorized Signatory